UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 5, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CUI Global, Inc.

File No. 001-35407 - CF# 29232

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CUI Global, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 18, 2013.

Based on representations by CUI Global, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.38	through March 5, 2020
Exhibit 10.39	through February 11, 2023
Exhibit 10.41	through November 12, 2021
Exhibit 10.42	through October 21, 2014
Exhibit 10.43	through January 16, 2015
Exhibit 10.44	through November 1, 2013
Exhibit 10.47	through June 5, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel